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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                         ---------------------------

                                SCHEDULE 13G
                  Under the Securities Exchange Act of 1934
                          (Amendment No.    3   )*


                            Safeskin Corporation
                         ---------------------------
                               Name of Issuer

                        Common Stock, $.01 par value
                         ---------------------------

                       (Title of Class of Securities)

                                786454 10 8
                         ---------------------------
                                CUSIP Number






         Check the following box if a fee is being paid with this statement []. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                               Page 1 of 8 pages





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  CUSIP NO.  786454 10 8         13G                    PAGE  2   OF  8   PAGES
                                                             ----    ----




   1     NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Irving Jaffe


   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a)  [     ]
            N/A
                                                         (b)  [     ]

   3     SEC USE ONLY



   4     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

                           5      SOLE VOTING POWER

                                     2,349,066

        NUMBER OF          6      SHARED VOTING POWER
          SHARES
       BENEFICIALLY
         OWNED BY                    N/A
           EACH
        REPORTING          7      SOLE DISPOSITIVE POWER
          PERSON
           WITH                      2,349,066

                           8      SHARED DISPOSITIVE POWER

                                     N/A

   9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,349,066

  10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

               N/A

  11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               9.1%

  12        TYPE OF REPORTING PERSON*

               IN

                     *SEE INSTRUCTION BEFORE FILLING OUT!

  CUSIP NO.  786454 10 8                 13G            PAGE  3   OF  8   PAGES
                                                            ----    ----


   1     NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Eleanor Jaffe


   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a)  [     ]
            N/A
                                                         (b)  [     ]

   3     SEC USE ONLY



   4     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States


                           5      SOLE VOTING POWER

                                     2,349,066
        NUMBER OF
          SHARES           6      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY
           EACH                      N/A
        REPORTING
          PERSON           7      SOLE DISPOSITIVE POWER
           WITH
                                     2,349,066

                           8      SHARED DISPOSITIVE POWER

                                     N/A

   9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,349,066

  10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*

               N/A

  11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               9.1%

  12        TYPE OF REPORTING PERSON*

               IN

                     *SEE INSTRUCTION BEFORE FILLING OUT!




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  CUSIP NO.  786454 10 8            13G               PAGE  4   OF  8   PAGES
                                                           ----    ----

Item 1(a) Name of Issuer:

   Safeskin Corporation

Item 1(b) Address of Issuer's Principal Executive Offices:

   12671 High Bluff Drive
   San Diego, California  92130

Item 2(a) Name of Person Filing:

   Irving Jaffe; Eleanor Jaffe

Item 2(b) Address of Principal Business Office or, if none, Residence:

   c/o Safeskin Corporation
   12671 High Bluff Drive
   San Diego, California  92130

Item 2(c) Citizenship:

   United States

Item 2(d) Title of Class of Securities:

   Common Stock, $.01 par value

Item 2(e) CUSIP Number:

   786454 10 8

Item 3.

   N/A




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  CUSIP NO.  786454 10 8           13G                 PAGE  5  OF  8   PAGES
                                                           ----    ----

Item 4.          Ownership 1/

                 (a)      Amount Beneficially Owned:

                          Irving Jaffe: 2,349,066 shares of Common Stock, $.01 par value
                          Eleanor Jaffe: 2,349,066 shares of Common Stock, $.01 par value


                 (b)      Percent of Class:

                          Irving Jaffe:  9.1%
                          Eleanor Jaffe:  9.1%


                 ____________________

          1/ With respect to Irving Jaffe, the ownership reported herein includes (i) 870,930 shares beneficially owned by Eleanor Jaffe, the reporting person's spouse, (ii) 185,544 shares held of record by Stanley or Stanley and Vilma Priskie, of which the reporting person claims record and beneficial ownership and has, along with other members of his family, commenced a lawsuit seeking return of the shares, and (iii) 50,488 shares held of record by Stanley or Stanley and Vilma Priskie, of which the reporting person's spouse claims record and beneficial ownership and has joined in the lawsuit seeking return of the shares. The reporting person disclaims ownership of securities owned by his spouse and nothing contained herein shall be construed for purposes of Sections 13(d), 13(g), 16(a) or 16(b) of the Securities Exchange Act of 1934, as amended, or for any other purpose as a statement of beneficial ownership of the securities described herein.

               With respect to Eleanor Jaffe, the ownership reported herein includes (i) 1,242,104 shares beneficially owned by Irving Jaffe, the reporting person's spouse, (ii) 50,488 shares held of record by Stanley or Stanley and Vilma Priskie, of which the reporting person claims record and beneficial ownership and has, along with other members of her family, commenced a lawsuit seeking return of the shares, and (iii) 185,544 shares held of record by Stanley or Stanley and Vilma Priskie, of which the reporting person's spouse claims record and beneficial ownership and has joined in the lawsuit seeking return of the shares. The reporting person disclaims ownership of securities owned by her spouse and nothing contained herein shall be construed for purposes of Sections 13(d), 13(g), 16(a) or 16(b) of the Securities Exchange Act of 1934, as amended, or for any other purpose as a statement of beneficial ownership of the securities described herein.

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  CUSIP NO.  786454 10 8               13G                PAGE  6  OF  8   PAGES
                                                               ---    ----

        (c)      Number of shares as to which such person has:

                 (i) sole power to vote or to direct the vote:

                 Irving Jaffe: 2,349,066 shares of Common Stock, $.01 par value Eleanor Jaffe: 2,349,066 shares of Common Stock, $.01 par value

                 (ii) shared power to vote or to direct the vote:  0

                 (iii) sole power to dispose or to direct the disposition of:

                 Irving Jaffe: 2,349,066 shares of Common Stock, $.01 par value Eleanor Jaffe: 2,349,066 shares of Common Stock, $.01 par value

                 (iv) shared power to dispose or to direct the disposition of: 0

  CUSIP NO.  786454 10 8                13G              PAGE  7  OF  8   PAGES
                                                              ---    ----

Item 5.  Ownership of Five Percent or Less of a Class

   N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

   N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

   N/A

Item 8.  Identification and Classification of Members of the Group

   N/A

Item 9.  Notice of Dissolution of Group

   N/A

Item 10. Certification

   N/A

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CUSIP NO.  786454 10 8                 13G                  PAGE  8 OF 8  PAGES


Signature.

         By signing below, the parties agree for purposes of Rule 13d-1(f)(1) of the Securities Exchange Act of 1934, as amended, to a single joint filing on behalf of each of them and each party on whose behalf the statement is filed is solely responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained herein or therein; such person is not responsible for the completeness or accuracy of the information concerning the other person making the filing, unless such person knows or has reason to believe that such information is inaccurate.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  March 17, 1997
       --------------------

Signature:   /s/ Irving Jaffe
             ------------------
Name/Title:  Irving Jaffe


Date:   March 17, 1997
        ----------------



Signature:   /s/ Eleanor Jaffe
             --------------------
Name/Title:  Eleanor Jaffe



Note: Six copies of this statement, including all exhibits, should be filed with the Commission.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).